--U.S. Securities and Exchange Commission--

                             Washington, D.C. 20549

                                    AMENDMENT

                                   FORM 10-SB

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1934


                                  TESMARK, INC.
          -------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


                                     Nevada
                             ----------------------
                            (State or Jurisdiction of
                         Incorporation or Organization)


                                   82-0351882
                              ---------------------
                                (I.R.S. Employer
                               Identification No.)


               2921 N. Tenaya Way, Suite 316, Las Vegas, NV 89128
               --------------------------------------------------
                     (Address of principal place of business
                     or intended principal place of business.)


                                  702-947-4877
                                 ---------------
                         (Registrant's Telephone Number)

        Securities to be registered pursuant to Section 12(b) of the Act

         Title of Each Class                   Name of Each Exchange on Which
         to be so Registered                   Each Class is to be Registered
         ---------------------                  -----------------------------
                N/A                                         N/A


              Securities to be registered pursuant to Section 12(g)
                                  of the Act:
                                --------------
                               Common, Voting Stock

                                     PART 1

ITEM 1. DESCRIPTION OF BUSINESS.

The registrant was formed as an Idaho corporation on September 10, 1979. From its inception until recently, the Issuer's business was in the research and development of possible scientific formulae and practical applications of cloud seeding chemical compounds that were hoped to have beneficial uses to cause climatic adjustments in limited or localized sub-climates for agricultural purposes. From the start, the Company was badly undercapitalized, and consequently, it could never realize its business goals. About three years ago, management of the Company decided to abandon any further plans to raise capital or continue with any further research and development. All assets were written off as total losses, and the Company's business plans were directed to and it began investigating possible acquisitions, business combinations, or merger opportunities in other fields or industries.

The Issuer was originally organized as an Idaho corporation under the name of "Tesmark, Inc.", on September 10, 1979; by majority shareholder resolution and agreement of merger on November 10, 1998, the company was merged into Tesmark, Inc., a Nevada corporation organized on October 20, 1998. The Company has not filed bankruptcy, been in receivership or any similar proceedings. The Company has not been involved in a purchase or sale of a significant amount of assets not in the ordinary course of business or otherwise.

The Company has had no sales or revenues, ind it currently has no products or services. Accordingly, there is no backlog of orders, nor dependence on any one or few large customers. The company is not subject to any industry-specific government regulation, nor does it need government approval for any of its operations. The Company has made no significant expenditures on research and development during the most recent fiscal year or interim period.

The company maintains an office at 2921 N. Tenaya Way, Suite 216, in Las Vegas Nevada 89128 which it shares with other business entities.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The Company has no specific plans to raise additional capital within the next twelve months. The Company has abandoned its original business purpose and is currently engaged in no business activity other than its search for a suitable business or investment opportunity. Management considers current cash resources to be adequate to sustain it during its search. It is conceivable, but not certain, that the Company may consider additional financing options once it identifies a desirable business or investment opportunity. However, it is impossible to determine the nature or size of such financing unless or until the need actually arises.

The Company has no current plans to purchase or sell any significant assets, make any expenditures for product research and development, or change the number of employees or the nature of their relationships to the Company.

ITEM 3.  DESCRIPTION OF PROPERTY

The company does not own or lease any property. The company maintains a small office at 2921 N. Tenaya Way, Suite 216, Las Vegas, Nevada 89128.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following are all of the individuals or groups known by the company to be the beneficial owner of more than five (5) percent of any class of the issuer's securities:

                       Name and Address of   Amount and Nature of     Percent
Title of Class          Beneficial Owner     Beneficial Ownership     of Class
--------------          ----------------     --------------------     --------

Common Stock ...........Floyd Robertson            1,367,100              54.7%
                        (Officer and Director)
                        4334 W. Fassio Circle
                        West Valley City, UT
                        84120

Common Stock ...........Maxine Benedict              129,500              5.2%
                        (Officer and Director)
                        4334 W. Fassio
                        West Valley City, UT
                        84120


The following are all of the officers and directors of the issuer who are beneficial owners of the issuer's securities:

                       Name and Address of   Amount and Nature of     Percent
Title of Class          Beneficial Owner     Beneficial Ownership     of Class
--------------          ----------------     --------------------     --------

Common Stock ...........Floyd Robertson            1,367,100              54.7%
                        (Officer and Director)
                        4334 W. Fassio Circle
                        West Valley City, UT
                        84120

Common Stock ...........Maxine Benedict              129,500              5.2%
                        (Officer and Director)
                        4334 W. Fassio
                        West Valley City, UT
                        84120

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Floyd Robertson, age 61, is President and a Director for the registrant. Mr. Robertson received his education in business administration, management and accounting through night classes, correspondence courses, and numerous corporate sponsored management and marketing seminars. Mr. Robertson also completed courses in real estate and was a licensed real-estate agent, and completed a course in general contractor licensing. Mr. Robertson was employed by Boise Cascade Corporation for many years in positions of production and sales management and was general manager of the corrugated container factory. He later served as the Executive Vice President of a packaging machinery corporation.

Maxine Benedict age 65, Secretary and Director, is a licensed real-estate agent who at present is semi-retired. She has held positions with Gulf Oil and Peacock Well Service, and was with The U.S. Postal Service for several years. She is a devoted hard worker with excellent communication skills and presents a very professional appearance.

Neither Mr. Robertson nor Ms. Benedict would be considered a control person as defined in the Securities Act of 1933. Officers of the Company serve at the will of the Board of Directors. Directors serve until the next annual Stockholders' Meeting or until their resignation, removal, retirement, disqualification, or death, or until their successors have been elected and qualified.

ITEM 6.  EXECUTIVE COMPENSATION

To date, no remuneration has been paid to any officer or director, except reimbursement for direct out-of-pocket expenses incurred by them on behalf of the Company. No plan currently exists to implement executive or director compensation. The Company's directors and executive officers currently devote less than ten percent of working hours to the affairs of the Company.

The issuer is not a party to any employment contracts and does not pay consulting fees to officers or directors. No cash or other advances have been or are contemplated to be made to any officer or director. The Issuer has no retirement, pension, profit sharing or stock option plans or insurance or medical payment plans covering any officer or director, nor does it contemplate initiating any such plans at present.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Since inception there have been no transactions between the issuer and any related party, nor any transactions having a material effect on any related party.

ITEM 8.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED


The company is authorized 24,000,000 shares of voting common stock, of which 2,500,100 have been issued and are outstanding. The shares carry one vote per share and have no pre-emptive rights, terms of conversion, sinking fund provisions, or liquidation rights, and cumulative voting for directors is denied. Once subscribed and paid, the shares are fully paid and non-assessable by the Issuer. The shares have rights to participate in dividends and other distributions if, as, and when declared by the Board of Directors. The company is authorized 1,000,000 shares of preferred stock, of which none are issued. The rights of the shareholders may not be modified otherwise than by a vote of a majority or more of the shares outstanding, voting as a class.


                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's shares have never traded, and there exists no public trading market for the shares. The Company has twenty-seven (27) shareholders, including officers, directors and control persons. The company has never paid a dividend, nor does it intend to do so in the foreseeable future. There are no restrictions on the power of the Board of Directors to declare and pay dividends.

No securities are currently being offered for sale, nor are there outstanding any options, rights, warrants to purchase, or securities convertible into, the common equity of the Registrant.

ITEM 2.  LEGAL PROCEEDINGS

There are no legal proceedings either pending or threatened.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES:

The Company has made no sales of unregistered securities within the recent twelve months.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

No contract or arrangement has been made with respect to the insuring or indemnification of Officers and Directors other than the provisions of Article XVI ("Indemnity") of the by-laws of the corporation.

                                    PART F/S

                                  TESMARK, INC.

                            Randy Simpson C.P.A. P.C.
                            11775 South Nicklaus Road
                                Sandy, Utah 84092
                           Fax & Phone (801) 572-3009

                          Independent Auditors' Report

The Board of Directors and Stockholders of Tesmark, Inc.:

We have audited the accompanying balance sheets of Tesmark, Inc. (the Company) as of October 31, 1999 and December 31, 1998 and the related statements of operations, stockholders' equity, and cash flows for the ten months ending October 31, 1999 and the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the above mentioned financial statements fairly present, in all material respects, the financial position of Tesmark,, Inc. as of October 31, 1999 and December 31, 1998 and the results of its operations and its cash flows for the ten months ending October 31, 1999 and the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.

                                                   /s/ Randy Simpson
                                                  ----------------------------
                                                  RANDY SIMPSON, CPA
                                                  A Professional Corporation

November 7, 1999
Salt Lake City, Utah

                                  TESMARK, INC.
                                 BALANCE SHEETS

                    October 31, 1999 and December 31, 1998

                                                   Oct. 31            Dec. 31
                                                     1999               1998
                                                     ----               ----

    ASSETS

Cash                                              $      -           $       -


   Total Current Assets                                  -                   -
                                                  ---------          ----------
   TOTAL ASSETS                                   $      -           $       -
                                                  =========          ==========

   LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT)

Advances from shareholder                         $     835           $      -
                                                  ---------           ---------
   TOTAL CURRENT LIABILITIES                            835                  -

Common Stock, $.001 par value;
Authorized 24,000,000, issued and
outstanding 2,500,100 shares on

October 31,1999 and December 31, 1998                 2,500               2,500

Paid in Capital                                       2,600               2,600

Accumulated Deficit                                 (5,935)             (5,100)
                                                  ---------           ---------
      Total Stockholders' Equity (Deficit)            (835)                  -

      TOTAL LIABILITIES AND
      STOCKHOLDERS' EQUITY (DEFICIT)              $      -            $      -
                                                  =========           =========



               SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

                                  TESMARK, INC.
                             STATEMENT OF OPERATIONS

                                    10 Months Ending   Year Ending
                                      Oct. 31, 1999   Dec. 31, 1998
                                        -----------    -----------

Revenues ...........................    $       --     $       --
Expenses ...........................            835            100
                                        -----------    -----------
  Total Expenses ...................            835            100
                                        -----------    -----------
      NET LOSS .....................    $      (835)   $      (100)
                                        ===========    ===========

Weighted Average Shares

  Common Stock Outstanding .........      2,500,100      2,500,020

      NET LOSS PER COMMON SHARE ....    $     (0.00)   $     (0.00)
                                        ===========    ===========



               SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

                                  TESMARK, INC.
                             STATEMENT OF CASH FLOWS

                       Ten Months Ending October 31, 1999
                          Year Ending December 31, 1998

                                                           Oct. 31   Dec. 31
                                                             1999     1998
                                                             ----     ----
   Cash flows used in operating activities

Net Loss ..............................................  $   (835)   $  (100)

Common Stock issued for compensation ..................        --        100

   Changes to operating assets and liabilities:

Increase in Advances from Stockholders ................       835         --
                                                           --------   -------
Cash flows used in operating activities ...............         --        --
                                                           --------   -------
   Net increase in cash ...............................         --        --
                                                           --------   -------
   Cash at beginning of period ........................         --        --
                                                           --------   -------
   Cash at end of period ..............................   $     --    $   --
                                                           ========   =======


               SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

                                  TESMARK, INC.
                        STATEMENT OF STOCKHOLDERS' EQUITY

                    From January 1, 1997 to October 31, 1999


                                                  Common     Common
                                                   Stock     Stock   Paid-in  Accumulaed   Total
                                                  Shares     Amount   Capital  Deficit     Equity
                                                  ------     ------   ------   -------     ------
                                                                      C>

Balances At January 1, 1997 ..................       1,000   $1,000   $ --     $  --      $(1,000)

Net loss year ending
December 31, 1979 ............................        --       --       --      (1,000)    (1,000)

September 10,1995, common stock
issued for compensation @ $1.00...............       1,750    1,750     --        --        1,750

Net loss year ending
December 31, 1995 ............................        --       --       --      (1,750)    (1,750)

May 2, 1996, common stock issued
for compensation @ $1.00 .....................       1,000    1,000     --        --        1,000

Net loss year ending
December 31, 1996 ............................       1,250    1,250     --        --       (1,250)

January 3, 1997, common stock
issued for compensation @ $1.00 ..............         --       --      --      (1,000)    (1,000)

Net loss year ending
December 31, 1997 ............................        --       --       --      (1,250)     (1250)

November 10, 1998 in connection with
merger and establishment of Nevada
Corporation and 500 for 1, forward
split of the common stock and a
change in par value from $1.00 to
$0.001 and 100 shares issued for
compensation .................................   2,495,100   (2,500)    2,600      --          100

Net loss for year ending
December 31, 1998 ............................        --       --       --        (100)      (100)

Net loss for 10 months
ended October 31, 1999 .......................        --       --       --        (835)      (835)
                                                 ---------   ------   ------   --------   -------
Balances October 31,1999 .....................   2,500,100   $2,500   $2,600   ($5,935)   ($  835)
                                                 =========   ======   ======   ========   ========

               See Accompanying Notes to the Financial Statements

                                      -10-

                                  TESMARK, INC.

                          Notes to Financial Statements

A. Origination and Accounting Policies.

       Tesmark, Inc.("the Company") was incorporated September 10, 1979 as a Idaho corporation. The Company has reviewed various business opportunities since it's formation, however, it has never actively operated a business. The Company merged with Tesmark, Inc., a Nevada corporation on October 23, 1998, the net affect was to transfer the domicile of the corporation from Idaho to Nevada. In connection with the merger the stock was forward split 500 to 1 and the par value was changed to $.001. The Nevada corporation provides for authorized common shares of 24,000,000 and 1,000,000 preferred shares. The Company is currently seeking a merger or other business opportunity.

B. Common Stock Issued for Compensation.

       The company has issued shares of it's common stock as compensation to it's officers, directors, shareholders, and consultants in lieu of cash. The company has valued these services at the estimated fair market value of the services received.

                                   PART III


ITEM 1.  INDEX TO EXHIBITS


     Exhibit 2...............................Agreement and Plan of
                                                Reorganizaton and Merger

     Exhibit 3...............................Articles of Incorporation,
                                                Articles of Merger and By-laws

     Exhibit 27..............................Financial Data Schedule

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    TESMARK, INC.

Date                                                By   /s/ Floyd Robertson
---------------------                               ---------------------------
                                                    Floyd Robertson, President

                                      -12-